Exhibit 21.1

SUBSIDIARIES OF SARATOGA INVESTMENT CORP.

Name	Jurisdiction
Saratoga Investment Funding LLC	Delaware
Saratoga Investment Corp. SBIC, LP	Delaware
Saratoga Investment Corp. SBIC II LP	Delaware
Saratoga Investment Corp. GP, LLC	Delaware